

June 17, 2015

Via E-mail
Roelof Rongen
Chief Executive Officer
Matinas BioPharma Holdings, Inc.
1545 Route 206 South, Suite 302
Bedminster, New Jersey 07921

> **Re:** **Matinas BioPharma Holdings, Inc.**
> **Registration Statement on Form S-1**
> **Filed June 9, 2015**
> **File No. 333-204825**

Dear Mr. Rongen:

We have limited our review of your registration statement to those issues we have addressed in our comment.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to this comment, we may have additional comments.

Documents Incorporated By Reference, page 21

1. We note that the last reported price of your common stock was $1.33 per share on June 4, 2015. We also refer to the "penny stock" risk factor disclosure on page 63 of your Form 10-K filed on March 31, 2015 where you disclose that your shares are "subject to the penny stock rules" so long as the trading price of your common stock is below $5.00 per share. As you appear to be subject to the penny stock rules, you are not eligible to rely on incorporation by reference to provide information required pursuant to the item requirements of Form S-1. Refer to General Instruction VII.D.1.(c) of Form S-1. Accordingly, please amend your registration statement to include all information required by Form S-1.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Tara Keating Brooks at (202) 551-8336, Bryan Pitko at (202) 551-3203 or me at (202) 551-3715 with any other questions.

Sincerely,

/s/ *Bryan J. Pitko* <u>for</u>

Jeffrey P. Riedler
Assistant Director

cc: <u>Via E-mail</u>
        Steven M. Skolnick, Esq.
        Lowenstein Sandler LLP